UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NCR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

62886E108

(CUSIP Number)

Chinh Chu and Greg Blank

345 Park Avenue, 31st Floor

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 62886E108	Page 2

1	Name of reporting person BLACKSTONE BCP VI SBS ESC HOLDCO L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 40,433*
	8	Shared voting power 0
	9	Sole dispositive power 40,433*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 40,433*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.02%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 1,213 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone BCP VI SBS ESC Holdco L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 3

1	Name of reporting person BLACKSTONE NCR HOLDCO L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 20,361,996*
	8	Shared voting power 0
	9	Sole dispositive power 20,361,996*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 20,361,996*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.70%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 610,866 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone NCR Holdco L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 4

1	Name of reporting person BLACKSTONE NCR HOLDCO GP L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 20,361,996*
	8	Shared voting power 0
	9	Sole dispositive power 20,361,996*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 20,361,996*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.70%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 610,866 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone NCR Holdco L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 5

1	Name of reporting person BCP VI SIDE-BY-SIDE GP L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 40,433*
	8	Shared voting power 0
	9	Sole dispositive power 40,433*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 40,433*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.02%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 1,213 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone BCP VI SBS ESC Holdco L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 6

1	Name of reporting person BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 20,361,996*
	8	Shared voting power 0
	9	Sole dispositive power 20,361,996*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 20,361,996*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.70%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 610,866 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone NCR Holdco L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 7

1	Name of reporting person BMA VI L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 20,402,429*
	8	Shared voting power 0
	9	Sole dispositive power 20,402,429*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 20,402,429*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.72%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 610,866 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Blackstone NCR Holdco L.P. and 1,213 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 8

1	Name of reporting person BTO NCR HOLDINGS - ESC L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 24,200*
	8	Shared voting power 0
	9	Sole dispositive power 24,200*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 24,200*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0.01%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 726 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings - ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 9

1	Name of reporting person BTO NCR HOLDINGS L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,906,431*
	8	Shared voting power 0
	9	Sole dispositive power 6,906,431*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 6,906,431*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 3.91%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 207,195 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 10

1	Name of reporting person BTO HOLDINGS MANAGER L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,930,631*
	8	Shared voting power 0
	9	Sole dispositive power 6,930,631*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 6,930,631*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 3.92%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 207,195 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P. and 726 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 11

1	Name of reporting person BTO TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,930,631*
	8	Shared voting power 0
	9	Sole dispositive power 6,930,631*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 6,930,631*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 3.92%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 207,195 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P. and 726 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 12

1	Name of reporting person BTOA L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,930,631*
	8	Shared voting power 0
	9	Sole dispositive power 6,930,631*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 6,930,631*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 3.92%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 207,195 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P. and 726 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 13

1	Name of reporting person BLACKSTONE HOLDINGS III L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Quebec, Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 27,333,060*
	8	Shared voting power 0
	9	Sole dispositive power 27,333,060*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 27,333,060*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 13.86%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 207,195 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., 1,213 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., 610,866 shares of Preferred Stock held directly by Blackstone NCR Holdco L.P. and 726 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 14

1	Name of reporting person BLACKSTONE HOLDINGS III GP L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 27,333,060*
	8	Shared voting power 0
	9	Sole dispositive power 27,333,060*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 27,333,060*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 13.86%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 207,195 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., 1,213 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., 610,866 shares of Preferred Stock held directly by Blackstone NCR Holdco L.P. and 726 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 15

1	Name of reporting person BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 27,333,060*
	8	Shared voting power 0
	9	Sole dispositive power 27,333,060*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 27,333,060*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 13.86%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 207,195 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., 1,213 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., 610,866 shares of Preferred Stock held directly by Blackstone NCR Holdco L.P. and 726 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 16

1	Name of reporting person THE BLACKSTONE GROUP L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 27,333,060*
	8	Shared voting power 0
	9	Sole dispositive power 27,333,060*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 27,333,060*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 13.86%†
14	Type of reporting person PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 207,195 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., 1,213 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., 610,866 shares of Preferred Stock held directly by Blackstone NCR Holdco L.P. and 726 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 17

1	Name of reporting person BLACKSTONE GROUP MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 27,333,060*
	8	Shared voting power 0
	9	Sole dispositive power 27,333,060*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 27,333,060*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 13.86%†
14	Type of reporting person OO

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 207,195 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., 1,213 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., 610,866 shares of Preferred Stock held directly by Blackstone NCR Holdco L.P. and 726 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 18

1	Name of reporting person STEPHEN A. SCHWARZMAN
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 27,333,060*
	8	Shared voting power 0
	9	Sole dispositive power 27,333,060*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each person 27,333,060*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 13.86%†
14	Type of reporting person IN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 207,195 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by BTO NCR Holdings L.P., 1,213 shares of Preferred Stock held directly by Blackstone BCP VI SBS ESC Holdco L.P., 610,866 shares of Preferred Stock held directly by Blackstone NCR Holdco L.P. and 726 shares of Preferred Stock held directly by BTO NCR Holdings – ESC L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 169,900,000 shares of Common Stock outstanding as of October 15, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 62886E108	Page 19

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01(“Common Stock”) of NCR Corporation, a Maryland corporation (the “Issuer”), having its principal executive offices at 3097 Satellite Boulevard, Duluth, GA 30096, United States of America.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by:

•	(i) Blackstone BCP VI SBS ESC Holdco L.P., a Delaware limited partnership (“BCP VI ESC”), (ii) Blackstone NCR Holdco L.P., a Delaware limited partnership (“BCP VI NCR”), (iii) BTO NCR Holdings - ESC L.P., a Delaware limited partnership (“BTO NCR ESC”), (iv) BTO NCR Holdings L.P., a Delaware limited partnership (together with BCP VI ESC, BCP VI NCR and BTO NCR ESC, the “Blackstone Purchasers”) (v) Blackstone NCR Holdco GP L.L.C., a Delaware limited liability company, (vi) BCP VI Side-By-Side GP L.L.C., a Delaware limited liability company, (vii) Blackstone Management Associates VI L.L.C., a Delaware limited liability company, (viii) BMA VI L.L.C., a Delaware limited liability company, (ix) BTO Holdings Manager L.L.C., a Delaware limited liability company, (x) Blackstone Tactical Opportunities Associates L.L.C., a Delaware limited liability company, (xi) BTOA L.L.C., a Delaware limited liability company, (xii) Blackstone Holdings III L.P., an entity formed under the laws of Quebec, Canada, (xiii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xiv) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xv) The Blackstone Group L.P., a Delaware limited partnership, and (xvi) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen (together with the Blackstone Entities, the “Reporting Persons”).

The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

The principal business of Blackstone NCR Holdco GP L.L.C. is serving as the general partner of Blackstone NCR Holdco L.P. The principal business of the Blackstone Purchasers consists of investing in the securities of the Issuer. The principal business of Blackstone Management Associates VI L.L.C. is performing the functions of, and serving as, the managing sole member of Blackstone NCR Holdco GP L.L.C, and serving as the general partner of other affiliated Blackstone entities. The principal business of BMA VI L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Management Associates VI L.L.C. The principal business of BCP VI Side-By-Side GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone BCP VI SBS ESC Holdco L.P.and of other affiliated Blackstone entities. The principal business of BTO Holdings Manager L.L.C. is performing the functions of, and serving as, the general partner of BTO NCR Holdings L.P. and BTO NCR Holdings - ESC L.P. The principal business of BTO Tactical Opportunities Associates L.L.C., a Delaware limited liability company is performing the functions of, and serving as, the managing member of BTO Holdings Manager L.L.C and performing the functions of, and serving as, the general partner of other affiliated Blackstone entities. The principal business of BTOA L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Tactical Opportunities Associates L.L.C. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member and the owner of a managing in interest of BMA VI L.L.C. and BTOA L.L.C. and performing the functions of, and serving as, the sole member of BCP VI Side-by-Side GP L.L.C. and in similar capacities for other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

CUSIP No. 62886E108	Page 20

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 4, 2015, pursuant to a privately-negotiated Investment Agreement (as amended, the “Investment Agreement”) with the Issuer, the Blackstone Purchasers purchased 820,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”), of the Issuer, for a cash purchase price of $1000 per share or approximately $820 million in the aggregate.

The Blackstone Purchasers’ payment of their portion of the aggregate purchase price was funded by capital contributions by the Blackstone Purchasers’ partners.

Item 4.	Purpose of Transaction.

The Blackstone Purchasers purchased the Preferred Stock under the Investment Agreement for investment purposes, subject to the following:

Pursuant to the Investment Agreement, the Issuer appointed two members to its board of directors (the “Board”) designated by the Blackstone Purchasers at the consummation of the purchase of Preferred Stock. The Investment Agreement further provides that, so long as the Blackstone Purchasers or certain of their permitted transferees (together, the “Blackstone Parties”) beneficially own shares of Series A Preferred Stock and/or shares of Common Stock issued upon conversion of Series A Preferred Stock (“Conversion Common Stock”) that represent, on an as converted basis, at least 50% of the Blackstone Parties’ initial shares of Series A Preferred Stock on an as-converted basis, the Blackstone Parties will have the right to designate a total of two directors for election to the Issuer’s board of directors. So long as the Blackstone Parties beneficially own shares of Series A Preferred Stock and/or Conversion Common Stock that represent, on an as converted basis, at least 25% but less than 50% of the Blackstone Parties’ initial shares of Series A Preferred Stock on an as-converted basis, the Blackstone Parties will have the right to designate a total of one director for election to the Issuer’s board of directors. The representation afforded by the appointment of the Blackstone Parties’ representative(s) on the Board may allow the Reporting Persons to have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Further, pursuant to the Investment Agreement, until the later of (a) the three year anniversary of the closing of the transactions contemplated by the Investment Agreement and (b) the date that no Blackstone Parties’ designee serves on the Board and the Blackstone Parties have no rights (or have irrevocably waived their rights) to designate directors for election to the Board, the Blackstone Parties will be subject to certain standstill restrictions, including, among other things, that the Blackstone Parties will be restricted from acquiring additional securities of the Issuer. Subject to certain customary exceptions, Blackstone will be restricted from transferring the Series A Preferred Stock or Conversion Common Stock until the 18 month anniversary of the Closing Date.

The description of the Investment Agreement in Item 3 and this Item 4 is not intended to be complete and is qualified in its entirety by the agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

CUSIP No. 62886E108	Page 21

The Reporting Persons intend to review on a continuing basis the Blackstone Parties’ investment in the Issuer. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board, members of management and/or other stockholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are 169,900,000 shares of Common Stock outstanding as of October 15, 2015, which number is based on information set forth in the Quarterly Report of the Issuer on Form 10-Q for the quarter ended September 30, 2015 filed with the Securities and Exchange Commission on October 30, 2015. This disclosure further assumes that shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons, as applicable.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, an aggregate of 610,866 shares of Preferred Stock reported herein are held by BCP VI NCR, convertible into Common Stock as described in Item 6 hereof.

As of the date hereof, 1,213 shares of Preferred Stock reported herein are held by Blackstone BCP VI SBS ESC Holdco L.P., convertible into Common Stock as described in Item 6 hereof.

As of the date hereof, 726 shares of Preferred Stock reported herein are held by BTO NCR ESC, convertible into Common Stock as described in Item 6 hereof.

As of the date hereof, 207,195 shares of Preferred Stock reported herein are held by BTO NCR Holdings L.P., convertible into Common Stock as described in Item 6 hereof.

Blackstone NCR Holdco GP L.L.C. is the general partner of Blackstone NCR Holdco L.P. and, in that capacity, directs its operations. Blackstone Management Associates VI L.L.C. is the managing member of Blackstone NCR Holdco GP L.L.C., and in that capacity, directs its operations. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C., and in that capacity, directs its operations. Blackstone Holdings III L.P. is the managing member of BMA VI L.L.C., and in capacity, directs its operations.

CUSIP No. 62886E108	Page 22

BCP VI Side-by-Side GP L.L.C. is the general partner of Blackstone BCP VI SBS ESC Holdco L.P., and in that capacity, directs its operations. Blackstone Holdings III L.P. is the sole member of BCP VI Side-by-Side GP L.L.C., and in that capacity, directs its operations.

BTO Holdings Manager is the general partner of BTO NCR Holdings - ESC L.P. and BTO NCR Holdings L.P., and, in that capacity, directs their operations.

Blackstone Tactical Opportunities Associates L.L.C. is the managing member of BTO Holdings Manager L.L.C. and, in that capacity, directs its respective operations. BTOA L.L.C. is the sole member of Blackstone Tactical Opportunities Associates L.L.C. and, in that capacity, directs its operations. Blackstone Holdings III L.P. is the managing member of BTOA L.L.C. and, in that capacity, directs its respective operations.

Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P., and in that capacity directs its operations. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P., and in that capacity directs its operations. The Blackstone Group L.P. is the sole member of Blackstone Holdings III GP Management L.L.C., and in that capacity directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Blackstone Purchasers to the extent they directly hold the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any securities of the Issuer.

(d) Except as set forth in Item 6 below, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference.

The preferences, limitations, powers and relative rights of the Preferred Stock are set forth in the Articles Supplementary classifying the Series A Preferred Stock (the “Articles Supplementary”). Holders of Preferred Stock will be entitled to vote with the holders of the Common Stock on an as-converted basis. The Preferred Stock ranks senior to the Common Stock and to any other classes of common and preferred stock, as to dividend and liquidation rights, winding up and dissolution. The Preferred Stock will have a stated value of $1,000 per share. Holders of Preferred Stock will be entitled to cumulative dividends payable quarterly in cash at a rate of 5.5% per annum, as set forth in the Articles Supplementary. If the Issuer does not declare and pay a dividend, the dividend rate will increase by 2.5% to 8.0% per annum until all accrued but unpaid dividends have been paid in full. Dividends shall be paid in-kind, through the issuance of additional shares of Series A Preferred Stock, for the first sixteen dividend payment dates, after which dividends will be payable in cash or in-kind at the option of the Issuer.

The Series A Preferred Stock is convertible at the option of the holders at any time into shares of Common Stock at an initial conversion price of $30.00 per share and an initial conversion rate of 33.33 shares of Common Stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. At any time after the third anniversary of the date of the issuance of the Series A Preferred Stock, if the volume weighted average price of the Common

CUSIP No. 62886E108	Page 23

Stock exceeds $54.00, as may be adjusted pursuant to the Articles Supplementary, for at least 30 trading days in any period of 45 consecutive trading days, all of the Series A Preferred Stock may be converted, at the election of the Issuer, into the relevant number of shares of Common Stock.

On any date during the three months following March 16, 2024 and the three months following every third anniversary of such date, holders of Series A Preferred Stock will have the right to require the Issuer to repurchase all or any portion of the Series A Preferred Stock at 100% of the liquidation preference thereof plus all accrued but unpaid dividends. Upon certain change of control events involving the Issuer, holders of Series A Preferred Stock can require the Issuer to repurchase all or any portion of the Series A Preferred Stock at the greater of (1) an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends and (2) the consideration the holders would have received if they had converted their shares of Series A Preferred Stock into Common Stock immediately prior to the change of control event. The Issuer has the right, upon certain change of control events involving the Issuer, to redeem the Series A Preferred Stock at the greater of (1) an amount in cash equal to the sum of the liquidation preference of the Series A Preferred Stock, all accrued but unpaid dividends and the present value, discounted at a rate of 10%, of any remaining scheduled dividends through the fifth anniversary of the first dividend payment date, assuming the Issuer chose to pay such dividends in cash and (2) the consideration the holders would have received if they had converted their shares of Series A Preferred Stock into Common Stock immediately prior to the change of control event.

On December 4, 2015, the Issuer and the Blackstone Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Blackstone Parties have certain customary registration rights with respect to the Series A Preferred Stock and the Conversion Common Stock.

The description of the Investment Agreement, the Articles Supplementary and the Registration Rights Agreement in Item 3 and this Item 6 is not intended to be complete and is qualified in its entirety by the agreements, which are filed as exhibits hereto and are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated December 11, 2015, among the Reporting Persons (filed herewith).

2.	Investment Agreement dated as of November 11, 2015, by and between the Issuer and the affiliates of Blackstone Capital Partners VI, L.P. and Blackstone Tactical Opportunities L.L.C. named therein. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on November 11, 2015).

3.	Registration Rights Agreement, dated December 4, 2015, by and among the Issuer and the Blackstone Purchasers (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on December 4, 2015).

4.	Articles Supplementary of Preferences and Rights of the Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer, filed on December 4, 2015).

CUSIP No. 62886E108	Page 24

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2015

BLACKSTONE BCP VI SBS ESC HOLDCO L.P.
By: BCP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE NCR HOLDCO L.P.
By: Blackstone NCR Holdco GP L.L.C., its general partner
By: Blackstone Management Associates VI L.L.C., its managing member
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE NCR HOLDCO GP L.L.C.
By: Blackstone Management Associates VI L.L.C., its managing member
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C.
By: BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BCP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CUSIP No. 62886E108	Page 25

BTO NCR HOLDINGS - ESC L.P.
By: BTO Holdings Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO NCR HOLDINGS L.P.
By: BTO Holdings Manager L.L.C., its general partner
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO HOLDINGS MANAGER L.L.C.
By: Blackstone Tactical Opportunities Associates L.L.C., its managing member
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTOA L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

CUSIP No. 62886E108	Page 26

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman